July 2, 2008

Mr. Michael Pearson
Chairman and Chief Executive Officer
Valeant Pharmaceuticals International
One Enterprise
Aliso Viejo, CA 92656

Re: **Valeant Pharmaceuticals International**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 17, 2008
        File No. 001-11397

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Profit Margin (Excluding Amortization), page 40

1. Since you appear to have chosen to exclude amortization from cost of goods sold. Please revise this section to disclose the gross profit amounts including amortization.

<u>Critical Accounting Estimates</u>
<u>Revenue Recognition, page 53</u>

2. To the extent that the adjustments to the prior period estimate of rebates, discounts, returns and incentives have been material individually or in aggregate to your income (loss) from continuing operations before income taxes and minority interest, revise your disclosure to include the following information:

   a) The reasonably likely changes to the estimates or other type of sensitivity analysis;

   b) A roll forward of the liability for each estimate for each period presented showing the following:
  - Beginning balance,
  - Current provision related to sales made in current period,
  - Current provision related to sales made in prior periods,
  - Actual returns or credits in current period related to sales made in current period,
  - Actual returns or credits in current period related to sales made in prior periods, and
  - Ending balance.

   c) Discussion of the amount and reason for the changes in the prior period estimates.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>3. Restructuring, page 81</u>

3. Please revise your disclosure to clarify how you account for a liability for costs associated with an exit or disposal activity and the applicable accounting literature.

<u>6. Income Taxes, page 89</u>

4. Please revise your disclosure to explain the fluctuations in the foreign tax rates during the periods presented. Also explain what you mean by "insufficient objective evidence" in recording valuation allowances and how this complies with paragraph 17(e) of SFAS 109.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant